EXHIBIT 16.1

November 21, 2002

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Ladies and Gentleman:

We were previously principal independent accountants for FTD, Inc. and subsidiaries (FTD) and, under the date of July 29, 2002, we reported on the consolidated financial statements of FTD, Inc. as of and for the years ended June 30, 2002 and 2001. On November 15, 2002, our appointment as principal accountants was terminated. We have read FTD, Inc.’s statements included under Item 4 of its Form 8-K dated November 15, 2002 and we agree with such statements except that we are not in a position to agree or disagree with FTD’s statements regarding (i) that FTD’s Audit Committee participated in and approved the change and (ii) the information in paragraph (b), New Independent Accountants.

Very truly yours,

/s/ KPMG LLP